Arcturus Therapeutics Announces Extraordinary General Meeting of Shareholders

SAN DIEGO, May 30, 2018 (GLOBE NEWSWIRE) -- Arcturus Therapeutics Ltd. (“Arcturus” or the “Company”) (NASDAQ:ARCT), an RNA medicines company, today announced that the Extraordinary General Meeting of the Shareholders of the Company that was announced on May 21, 2018 and was scheduled to be held on June 25, 2018, is rescheduled to Thursday, July 5, 2018 at 10 a.m. Pacific time at the offices of Arcturus’ U.S. legal counsel, Dentons US LLP, located at 4655 Executive Drive, Suite 700, San Diego, CA 92121 (the “Meeting”).

The rescheduling of the Meeting resulted from the execution by the Company of that certain Agreement and Release, dated as of May 28, 2018 (the “Agreement”), by and among the Company, Arcturus Therapeutics Inc., Stuart Collinson (“Collinson”), Craig Willett (“Willett”), Daniel Geffken (“Geffken”), David Shapiro (“Shapiro”), Joseph Payne (“Payne”), Padmanabh Chivukula (“Chivukula”), Mark Herbert (“Herbert”) and Rebecque Laba (the “Laba”).

The record date will remain unchanged at June 6, 2018.

The agenda of the Meeting will be changed, and will include:

Proposal 1: To amend articles 4.2.1 and 4.2.2 of the Articles of Association of the Company (the “Articles”), with immediate effect, so that the authority to determine the number of directors to the board of directors of the Company (the “Board”), as well as the authority to elect new directors to the Board is also provided – in any circumstances - to extraordinary general meetings of the shareholders of the Company. The proposed amendments to these articles shall come into effect upon the approval of this resolution by the Meeting, and are as follows:

“4.2.1 The number of Directors of the Company shall be determined from time to time by the Annual Meeting or an Extraordinary Meeting, provided that this shall not be fewer than 5 and not more than 11 Directors, including External Directors. The number of External Directors in the Company shall not be less than the number determined in the Companies Law.”

“4.2.2 Other than External Directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law), the Directors in the Company shall be elected at an Annual Meeting or at an Extraordinary Meeting and shall serve in their office until the next Annual Meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Articles or any law, whichever is the earlier.”

Proposal 2: Further to the approval of proposal 1 of the agenda, or if not approved then pursuant to article 4.2.11 to the Articles, to approve the appointment of Mr. Peter Farrell, Mr. Andrew Sassine, Mrs. Magda Marquet and Mr. James Barlow (all 4 the: “New Directors”) as directors to the Board, and approval of payment of remuneration to each of the New Directors and their inclusion in the Company’s Directors and Officers insurance coverage, both as provided under the Company’s remuneration policy.

Proposal 3: Approval of the execution of the Agreement by the Company, and the performance of the Company’s obligations thereunder, in their entirety, including, without limitation:

(i)	Approval of grant by the Company of releases to each of Collinson, Willett, Geffken, and Shapiro (the four collectively, the “Resigning Directors”) and to Herbert and Laba, and to Payne and Chivukula, (all as provided in section 11(c) of the Agreement); and

(ii)	Approval of the dismissal of all Pending Litigation (as defined in the Agreement) with prejudice; and

(iii)	Approval of the payment of remuneration of compensation to the Resigning Directors and to Payne, with respect to cash fees paid and to be paid for their service as directors to the Board for the period preceding the Effective Date of the Agreement (as set forth on Annex B to the Agreement); and

(iv)	Approval of the purchase by the Company of a “tail” directors and officers insurance policy covering all current and former directors and officers for any acts or events occurring prior to the Effective Date of the Agreement for a period of at least six years, subject to the terms of the Agreement; and

(v)	Approval of reimbursement of Payne and of Chivukula for any reasonable legal and other costs and expenses incurred by either of them in pursuing dismissal of the Pending Litigation (as defined in the Agreement) and the entry into the Agreement.

Proposal 4: Approval of payment remuneration to Herbert (as provided in Section 3 of the Agreement).

Proposals 1, 3 and 4 as included in the press release dated May 21, 2018 have been removed from the agenda for the Meeting.

Pursuant to the Agreement, shareholders holding in the aggregate 52.81% of the voting rights in the Company have given an irrevocable proxy to vote their shares in favor of resolutions 3 and 4 on the agenda.

Arcturus’ Board of Directors Recommends that Arcturus’ Shareholders Vote
“FOR” Proposals 1, 2, 3 and 4, above.

Further Details Concerning the EGM

The presence in person or by proxy of two or more shareholders possessing at least one-third (1/3) of Arcturus’ voting rights will constitute a quorum at the shareholders meeting. In the absence of a quorum within one hour of the scheduled time for the meeting, the meeting will be adjourned for one week and will be held on Thursday, July 12, 2018 at the same time and place, unless Arcturus otherwise informs its shareholders. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting rights possessed by their shares) will constitute a quorum. Approval of each proposal at the meeting (or any adjournment thereof) requires the affirmative vote of a majority of the ordinary shares present (in person or by proxy) and voting thereon (which excludes abstentions and broker non-votes).

Registered holders who are unable to attend the meeting in person will be requested to complete, date and sign their proxy cards and return them promptly in the pre-addressed envelope that will be provided, so as to be received not later than 11:59 PM, Eastern time, on Wednesday, July 4, 2018. No postage will be required if a proxy card is mailed in the United States to Arcturus’ U.S. transfer agent, Continental Stock Transfer & Trust Company. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting. Shareholders whose ordinary shares in Arcturus are held in “street name” (i.e., through a bank, broker or other nominee) will be able to either direct the registered record holder of their shares on how to vote such shares or obtain a legal proxy from the registered record holder to enable such “street name” holder to participate in and to vote such shares at the meeting (or to appoint a proxy to do so). An earlier deadline may apply to receipt of such “street name” shareholders’ voting instruction forms.

The Board urges you to return the proxy card or voting instruction form to be sent to you in order to vote FOR Proposals 1, 2, 3 and 4.

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, Arcturus Therapeutics Ltd. (NASDAQ:ARCT) is an RNA medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR® lipid-mediated delivery. Arcturus’ diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus’ versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (120 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus’ proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.ArcturusRx.com, the content of which is not incorporated herein by reference.

Additional Information and Where to Find It

In connection with the meeting, Arcturus will make available to its shareholders of record a proxy statement describing the time and place for, and other logistical information related to, the meeting, information regarding the identity of the participants, and their director or indirect interests, by security holdings or otherwise, and describing the proposals to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on that proposal. Arcturus will also be furnishing copies of the proxy statement and proxy card to the United States Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and will be available on Arcturus’ website at http://ir.arcturusrx.com/. SHAREHOLDERS OF ARCTURUS ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Arcturus and certain of its directors and executive officers are expected to be participants in the solicitation of proxies from Arcturus’ shareholders in connection with the EGM.

The full text of the proposed resolutions for the meeting, together with the form of proxy card, may also be viewed at the registered office of Arcturus, c/o Barnea Jaffa Lande, Law Offices, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Arcturus’ telephone number at its registered office is +972-3-6400600.

Forward-Looking Statements

This press release may contain “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements may include, but are not limited to, statements relating to the expectations regarding solicitation of proxies and voting by Arcturus’ shareholders. Arcturus may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on those forward-looking statements. Any such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in any forward-looking statements.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ (formerly Alcobra Ltd.’s) Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on May 14, 2018 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Contact

Arcturus Therapeutics
Investor Relations Department
(858) 900-2660
info@arcturusRx.com